AMENDMENT TO THE

                    AMBASE SUPPLEMENTAL RETIREMENT PLAN

      (Amendment Number 1 to the May 19, 1989 Amendment and Restatement)



     WHEREAS, AmBase Corporation (the "Company") maintains the AmBase Supplemental Retirement Plan (the "Plan"); and WHEREAS, Section 7.1 of the Plan provides that the Company's Board of Directors (the "Board") may amend or modify the Plan from time to time, provided that no such action shall adversely affect the vested benefit thereunder of any then participant in the Plan; and WHEREAS, the Board now desires to amend the Plan in certain respects, to provide for (A) the lump-sum payment to Richard A. Bianco, the sole participant in the Plan, of his vested accrued benefit under the Plan, to be calculated as of and paid on or about May 31, 2007, the scheduled expiration date of his current employment agreement with the Company, in consideration for his agreement to extend his term of employment with the Company for an additional five years beyond May 31, 2007, and (B) the termination of the Plan on or about May 31, 2007 immediately following the payment of the lump-sum referred to in clause (A) above; NOW THEREFORE, the Plan is hereby amended as follows: FIRST: A New Section 3.9 is hereby added to the Plan, to read in its entirety as follows:

     FIRST: A new Section 3.9.  Special May 31, 2007 Lump-Sum Payment to Richard
A. Bianco. Notwithstanding anything in the Plan to the contrary, including but not limited to the provisions of Section 2.8 and Section 3, provided that Richard A. Bianco ("Bianco") has not voluntarily resigned his employment with the Company or been terminated by the Company for cause (as defined in the currently effective Employment Agreement between the Company and Bianco) prior to May 31, 2007 (the "Scheduled Payment Date"), on or about the Scheduled Payment Date, Bianco shall receive the Actuarial Equivalent of his Normal Supplemental Retirement Benefit (determined on the basis of his Credited Service as of the Scheduled Payment Date and, notwithstanding anything to the contrary contained in Section 2.8, his Final Average Earnings as of December 31, 2004) in a cash lump-sum payment. For purposes of determining the Actuarial Equivalent lump-sum amount for purposes of the immediately preceding sentence, a discount rate of 5.75% and the RP-2000 (projected to 2004) mortality table shall be utilized."

     SECOND: a new Section 7.3 is hereby added to the Plan, to read in its entirety as follows: "Section 7.3 Scheduled Termination of Plan. Immediately following the payment of the lump-sum referred to in Section 3.9, the Plan shall automatically thereupon terminate."

     THIRD: The amendments set forth in Paragraphs FIRST and SECOND above shall be effective as of March 30, 2006, with no other change or modification. Pursuant to the authority delegated to it by the Board, the Company's Personnel Committee hereby adopts this Amendment. AMBASE CORPORATION PERSONNEL COMMITTEE



/s/ Philip M. Halpern                     /s/ Savatore Trani
-------------------------------------     -----------------------------------
Philip M. Halpern, Committee Co-Chair     Salvatore Trani, Committee Co-Chair
Date:  March 30, 2006                     Date:  March 30, 2006



/s/ Robert E. Long
-------------------------------------
Robert E. Long, Committee Member
Date:  March 30, 2006